Exhibit 99.2

AMENDMENT NO. 1 TO THE
AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY
2016 EMPLOYEE INCENTIVE PLAN

The following amendment to the American Equity Investment Life Holding Company (the “Company”) 2016 Employee Incentive Plan (the “Plan”) was adopted by the Compensation Committee (the “Committee”) of the Board of Directors of the Company on September 2, 2016:

The following is added as a new Section 3.4 of the Plan:

“The Committee may delegate to one or more officers of the Company the authority to select Participants to receive Awards under the Plan and to grant such Participants one or more Awards on such terms and conditions, not inconsistent with the terms of the Plan, as such officer or officers shall determine, provided that no such Award shall be a Covered Award, be made to any individual who in respect of the Company is an officer within the meaning of Rule 16a-1 promulgated under the Exchange Act, be made in respect of Shares exceeding in number any limit as may be specified by the Committee from time to time for such purpose, or be inconsistent with any other limitations on such delegation as may be specified by the Committee from time to time.  When and to the extent exercising the authority described in the preceding sentence, such officer or officers shall be deemed for purposes of the Plan (including without limitation Article XIII) to be acting as the Committee under the Plan.”